Brilliant Digital Entertainment, Inc.
                    6355 Topanga Canyon Boulevard, Suite 520
                        Woodland Hills, California 91367
                                 (818) 615-1500

February 3, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         Re:      Brilliant Digital Entertainment, Inc.
                  Form S-3 Filed December 23, 2002
                  Registration no. 333-102129

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Brilliant Digital Entertainment, Inc. (the "Company"), hereby applies for an order granting withdrawal of its registration statement on Form S-3, together with all amendments and exhibits thereto (File No. 333-102129) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 23, 2002. At this time, due to the conditions in the capital markets, the Company has determined not to proceed with the offering contemplated by the Registration
Statement. No securities have been offered or sold under the Registration Statement.

         Accordingly, the Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement. Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to John McIlvery, Esq., Stubbs Alderton & Markiles, LLP, 15821 Ventura Boulevard, Suite 525, Encino, CA 91436.

         If you have any questions, please contact John McIlvery at Stubbs Alderton & Markiles, LLP at (818) 444-4502.

                                 Sincerely,

                                 /S/ TYLER TARR
                                 ---------------------------
                                 Tyler Tarr,
                                 Chief Financial Officer